UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 26)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

NXP Semiconductors N.V.

(Name of Subject Company)

NXP Semiconductors N.V.

(Name of Person Filing Statement)

Common Stock, Par Value EUR 0.20 Per Share

(Title of Class of Securities)

N6596X109

(CUSIP Number of Class of Securities)

Dr. Jean A.W. Schreurs

SVP and Chief Corporate Counsel

60 High Tech Campus

5656 AG

Eindhoven, The Netherlands

+31-40-2728686

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Kenton J. King

Allison R. Schneirov

Alexandra J. McCormack

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

212-735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 26 to Schedule 14D-9 (this “Amendment No. 26”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on November 18, 2016 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”), by NXP Semiconductors N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company” or “NXP”). The Schedule 14D-9 relates to the offer by Qualcomm River Holdings B.V. (“Buyer”), a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands and an indirect, wholly owned subsidiary of QUALCOMM Incorporated, a Delaware corporation (“Parent”), to acquire all of the outstanding common shares, par value €0.20 per share, of the Company (the “Shares”). On February 20, 2018, the Company and Buyer entered into an amendment (the “Purchase Agreement Amendment”) to the Purchase Agreement, dated as of October 27, 2016 (as amended, the “Purchase Agreement”), by and between the Company and Buyer. Pursuant to the Purchase Agreement Amendment, the offer price was increased from $110.00 per Share to $127.50 per Share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash (the “Offer Consideration”) (such offer, on the terms and subject to the conditions set forth in the offer to purchase, dated November 18, 2016, and in the related letter of transmittal, each as filed on Schedule TO, together with any amendments or supplements thereto, the “Offer”).

All information regarding the Offer as set forth in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is hereby expressly incorporated by reference into this Amendment No. 26, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment No. 26 have the meanings ascribed to them in the Schedule 14D-9.

Item 2.	Identity and Background of Filing Person.

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Tender Offer” is hereby amended and supplemented by replacing the reference to the Offer Consideration being “$110.00 per Share” in the first paragraph of such section with “$127.50 per Share”.

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Tender Offer” is hereby amended and supplemented by adding the following new paragraphs at the end of such section:

“Amendment No. 1 to the Purchase Agreement

On February 20, 2018, the Company and Buyer entered into Amendment No. 1 (the “Purchase Agreement Amendment”) to the Purchase Agreement. Under the terms of the Purchase Agreement Amendment, the Offer Consideration was increased from $110.00 per Share, net to the seller in cash, without interest, but subject to any applicable withholding taxes, to $127.50 per Share, net to the seller in cash, without interest, but subject to any applicable withholding taxes. In addition, the Company and Buyer agreed to reduce the Minimum Condition to 70% of the outstanding Shares immediately prior to the Expiration Time. Buyer has also agreed that it will not rescind or otherwise reduce any of the commitments that, as of the date of the Purchase Agreement Amendment, it has accepted or proposed to a governmental authority in connection with obtaining approvals under the HSR Act, EU Merger Regulation and the Other Required Antitrust Approvals.

On February 20, 2018, Parent announced an extension of the expiration of the Offer to the end of the day, one minute after 11:59 p.m., New York City time, on March 5, 2018, unless the Offer is further extended or earlier terminated in accordance with the Purchase Agreement. The Offer was previously scheduled to expire at 5:00 p.m., New York City time, on February 23, 2018.”

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

The disclosure in Item 3 of the Schedule 14D-9 under the heading “(a) Arrangements with Current Executive Officers and Directors of the Company” is hereby amended and supplemented by replacing, in its entirety, the third paragraph included in that section, page 6 of the Schedule 14D-9, with the following:

“The Company’s executive officer group comprises the following six individuals: (i) Richard L. Clemmer (Executive Director, President and Chief Executive Officer), (ii) Peter Kelly (Executive Vice President and Chief Financial Officer), (iii) Steve Owen (Executive Vice President, Sales & Marketing), (iv) David Reed (Executive Vice President, Technology and Operations), (v) Kurt Sievers (Executive Vice President and General Manager, Automotive business) and (vi) Ruediger Stroh (Executive Vice President and General Manager, Security & Connectivity business).”

The disclosure in Item 3 of the Schedule 14D-9 under the heading “(a) Arrangements with Current Executive Officers and Directors of the Company —Treatment of NXP Options Subject to Accelerated Vesting Solely as a Result of the Transactions” is hereby amended and supplemented by replacing, in its entirety, the second paragraph and the table included in that section, page 7 of the Schedule 14D-9, respectively, with the following:

“The following table summarizes the outstanding unvested NXP Options held by the executive officer group and each director of the Company as of February 14, 2018 that are subject to accelerated vesting in accordance with their terms solely as a result of the completion of the transactions contemplated by the Purchase Agreement, and the cash consideration that each of them may become entitled to receive in respect of those outstanding NXP Options, assuming (i) continued employment or service as an executive officer or director, as applicable, through the Closing, (ii) the Offer Consideration is $127.50 per Share (without subtraction of applicable withholding taxes and other deductions due), and (iii) the Closing occurs on February 14, 2018, the latest practicable date prior to the filing of this Amendment No. 26.”

	No. of Shares Subject to Options With Accelerated Vesting (#)	Total Cash Spread Value of Options With Accelerated Vesting ($)(1)
Executive Officers
Richard L. Clemmer	40,419	$2,559,331
Other Executive Officers as a Group (5 Persons)(2)	48,085	$3,061,091
Directors(3)
Sir Peter Bonfield	0	$0
Kenneth A. Goldman	0	$0
Dr. Marion Helmes	0	$0
Johannes P. Huth	0	$0
Josef Kaeser	0	$0
Ian Loring	0	$0
Eric Meurice	0	$0
Peter Smitham	0	$0
Julie Southern	0	$0
Gregory L. Summe	0	$0
TOTAL	88,504	$5,620,422

(1)	The amount in this column is equal to the product of (i) the number of Shares subject to the NXP Options held by the executive officer or director that are unvested but subject to accelerated vesting solely as a result of the completion of the transactions contemplated by the Purchase Agreement and (ii) the excess of $127.50 over the weighted average exercise price of those NXP Options.
(2)	Excluding Daniel Durn, who resigned effective August 6, 2017.
(3)	Excluding Richard L. Clemmer, who is also an executive officer of the Company and listed above under the heading “Executive Officers”, and Dr. Rick Tsai, whose term expired effective June 1, 2017.

The disclosure in Item 3 of the Schedule 14D-9 under the heading “(a) Arrangements with Current Executive Officers and Directors of the Company —Treatment of Unvested NXP RSUs and NXP PSUs” is hereby amended and supplemented by replacing, in its entirety, the second paragraph and the table included in that section, page 8 of the Schedule 14D-9, respectively, with the following:

“The following table summarizes the outstanding unvested NXP RSUs and NXP PSUs held by the executive officer group and each director of the Company as of February 14, 2018 that will vest solely as a result of the transactions contemplated by the Purchase Agreement, and the cash consideration that each of them may become entitled to receive in respect of those outstanding NXP RSUs and NXP PSUs, assuming (i) continued employment or service as an executive officer or director, as applicable, through the Closing, (ii) the Offer Consideration is $127.50 per Share (without subtraction of applicable withholding taxes and other deductions due) and (iii) the Closing occurs on February 14, 2018, the latest practicable date prior to the filing of this Amendment No. 26.”

	Aggregate No. of Restricted Stock Units (#)	Aggregate No. of Performance Stock Units (#)	Resulting Consideration ($)(1)
Executive Officers
Richard L. Clemmer	0	34,409	$4,387,148
Other Executive Officers as a Group (5 Persons) (2)	0	33,856	$4,316,640
Directors(3)
Sir Peter Bonfield	0	0	$0
Kenneth A. Goldman	0	0	$0
Dr. Marion Helmes	0	0	$0
Johannes P. Huth	0	0	$0
Josef Kaeser	0	0	$0
Ian Loring	0	0	$0
Eric Meurice	0	0	$0
Peter Smitham	0	0	$0
Julie Southern	0	0	$0
Gregory L. Summe	0	0	$0
TOTAL	0	68,265	$8,703,788

(1)	The amount in this column is equal to the product of (i) the total number of Shares subject to the NXP RSUs or NXP PSUs and (ii) $127.50.
(2)	Excluding Daniel Durn, who resigned effective August 6, 2017.
(3)	Excluding Richard L. Clemmer, who is also an executive officer of the Company and listed above under the heading “Executive Officers”, and Dr. Rick Tsai, whose term expired effective June 1, 2017.

The disclosure in Item 3 of the Schedule 14D-9 under the heading “(a) Arrangements with Current Executive Officers and Directors of the Company —Treatment of Unvested Equity Awards That Are Not Subject to Accelerated Vesting Solely as a Result of the Transactions— Accelerated Vesting of Rollover Awards Upon Certain Terminations” is hereby amended and supplemented by replacing, in its entirety, the second paragraph and the table included in that section, page 10 of the Schedule 14D-9, respectively, with the following:

“The following table summarizes the outstanding and unvested rollover NXP Options, rollover NXP RSUs and rollover NXP PSUs held by the executive officer group and directors of the Company as of February 14, 2018 and the estimated amounts that the executive officers and directors would be eligible to receive (without subtraction of applicable withholding taxes and other deductions due) in respect of those awards assuming (i) continued employment or service through the Closing and a qualifying termination of employment or service immediately thereafter, (ii) a value of $127.50 per Share and (iii) the Closing occurs on February 14, 2018, the latest practicable date prior to the filing of this Amendment No. 26.”

	No. of Shares Subject to Rollover Options (#)	No. of Shares Subject to Rollover Restricted Stock Units (#)	No. of Shares Subject to Rollover Performance Stock Units (#)(1)	Total Value ($)(2)
Executive Officers
Richard L. Clemmer	98,315	220,472	85,023	$44,257,656
Other Executive Officers as a Group (5 Persons) (3)	113,358	226,499	95,368	$47,110,631
Directors(4)
Sir Peter Bonfield	0	1,715	0	$218,663
Kenneth A. Goldman	0	1,715	0	$218,663
Dr. Marion Helmes	0	1,715	0	$218,663
Johannes P. Huth	0	1,715	0	$218,663
Josef Kaeser	0	1,715	0	$218,663
Ian Loring	0	1,715	0	$218,663
Eric Meurice	0	1,715	0	$218,663
Peter Smitham	0	1,715	0	$218,663
Julie Southern	0	1,715	0	$218,663
Gregory L. Summe	0	1,715	0	$218,663
TOTAL	211,673	464,121	180,391	$93,554,912

(1)	The number of rollover NXP PSUs in this column represents the aggregate number of Shares that would be delivered in respect of the rollover NXP PSUs assuming achievement of each of the applicable performance metrics.
(2)	The amount in this column equals the sum of (i) the number of rollover NXP Options multiplied by the excess of $127.50 over the applicable weighted average exercise price of the rollover NXP Options, (ii) the number of rollover NXP RSUs multiplied by $127.50 and (iii) the number of rollover NXP PSUs multiplied by $127.50.
(3)	Excluding Daniel Durn, who resigned effective August 6, 2017.
(4)	Excluding Richard L. Clemmer, who is also an executive officer of the Company and listed above under the heading “Executive Officers”, and Dr. Rick Tsai, whose term expired effective June 1, 2017.

The disclosure in Item 3 of the Schedule 14D-9 under the heading “(a) Arrangements with Current Executive Officers and Directors of the Company —Global Change of Control Arrangement Applicable to Executive Officers” is hereby amended and supplemented by deleting “Durn,” from the first paragraph in such section, page 11 of the Schedule 14D9.

The disclosure in Item 3 of the Schedule 14D-9 under the heading “(b) Arrangements between the Company, Parent and Buyer—Purchase Agreement” is hereby amended and supplemented by adding the following new paragraph at the end of such section:

“On February 20, 2018, the Company and Buyer entered into the Purchase Agreement Amendment. The summary and description of the material provisions of the Purchase Agreement Amendment contained in “Section 11—The Purchase Agreement; Other Agreements” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Purchase Agreement Amendment, which is filed as Exhibit 1 to the Form 6-K filed by the Company on February 20, 2018 and is incorporated herein by reference.”

The disclosure in Item 3 of the Schedule 14D-9 under the heading “(b) Arrangements between the Company, Parent and Buyer” is hereby amended and supplemented by adding the following new paragraph at the end of such section:

“Tender and Support Agreements

On February 20, 2018, certain of the Company’s shareholders entered into Tender and Support Agreements with Buyer, under which the Company is a third party beneficiary. The summary and description of the material provisions of the Tender and Support Agreements contained in “Section 11—The Purchase Agreement; Other Agreements” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Purchase Agreement Amendment (to which the form of Tender and Support Agreement is attached), which is filed as Exhibit 1 to the Form 6-K filed by the Company on February 20, 2018 and is incorporated herein by reference.”

Item 4.	The Solicitation or Recommendation.

The disclosure in Item 4 of the Schedule 14D-9 under the heading “(a) Solicitation or Recommendation” is hereby amended and supplemented by adding the following new paragraphs at the end of such section:

“At a meeting held on February 19, 2018, after due and careful discussion and consideration, the NXP Board duly (i) determined that, on the terms and subject to the conditions set forth in the Purchase Agreement Amendment (and the Tender and Support Agreements), the Purchase Agreement Amendment and the transactions contemplated thereby are in the best interests of the Company, its business and strategy and its shareholders, employees and other relevant stakeholders, (ii) approved the terms and conditions of the Purchase Agreement Amendment and the transactions contemplated thereby and the execution, delivery and performance of the Company’s obligations under the Purchase Agreement Amendment and (iii) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement Amendment to confirm its support of the Offer, and recommendation of the acceptance of the Offer by the shareholders of NXP. A copy of the Purchase Agreement Amendment is filed as Exhibit 1 to the Form 6-K filed by the Company on February 20, 2018 and is incorporated herein by reference.”

The disclosure in Item 4 of the Schedule 14D-9 under the heading “(b) Background of the Purchase Agreement; Reasons for the Recommendation—Background of the Purchase Agreement” is hereby amended and supplemented by adding the following new paragraphs at the end of such section:

“On November 18, 2016, Buyer commenced the Offer by filing the Schedule TO with the SEC.

During the period following the commencement of the Offer and through the remainder of 2016 and 2017, NXP, Parent and their respective advisors engaged on a regular basis in connection with obtaining required regulatory and shareholder approvals and other actions in preparation for completion of the Offer.

On January 27, 2017, the shareholders of NXP approved the Asset Sale Resolutions at an extraordinary general meeting.

On April 3, 2017, the waiting period under the HSR Act expired.

Commencing in May 2017, certain significant shareholders of NXP, including funds affiliated with Elliott Advisors (UK) Limited (“Elliott”), contacted members of the NXP Board and NXP’s management to express their respective views of the transactions contemplated by the Purchase Agreement, including their belief that the transaction was no longer in the best interests of NXP’s shareholders as the Offer Consideration of $110.00 per Share in cash significantly undervalued NXP. Each of these shareholders also requested the ability to discuss their views regarding the transactions contemplated by the Purchase Agreement with members of the NXP Board and the NXP’s management.

Commencing in late May 2017 and continuing throughout June 2017, Sir Peter Bonfield, Chairman of the NXP Board, Mr. Clemmer and/or Mr. Dierick met or had calls with each of these NXP shareholders. During these discussions, the NXP representatives reiterated the strategic rationale for the announced transaction with Parent, provided an overview of the thorough review process that NXP undertook prior to executing the Purchase Agreement (including reaching out to other potentially interested acquirors) and noted that the NXP Board continued to recommend acceptance of the Offer by the shareholders of NXP.

On August 4, 2017, Elliott filed a Schedule 13D with the SEC in which it disclosed that (a) it beneficially owned approximately 4.9% of the outstanding Shares and had economic exposure comparable to 1.1% of the outstanding Shares pursuant to various notional principal amount derivative agreements and (b) it had engaged, and intended to continue to engage in a dialogue with the NXP Board, members of NXP’s management, other NXP shareholders and other third parties (including potential acquirors) to discuss NXP’s business, operations, strategies, plans and the terms of the Purchase Agreement.

On December 11, 2017, Elliott issued a press release, and posted on its website a letter to NXP shareholders, in which it announced that it had engaged UBS Investment Bank as its financial advisor to perform a financial analysis with respect to NXP and stated its belief that NXP has an intrinsic value of $135.00 per Share on a standalone basis. That same day, Elliott also filed a Solicitation/Recommendation Statement on Schedule 14D-9 in which it indicated its intent not to tender any of its Shares in the Offer.

On January 16, 2018, Ramius Advisors LLC, an NXP shareholder, issued a press release in which it announced its intent not to tender any of its Shares in the Offer in its then current form and in light of market conditions.

On January 18, 2018, Parent announced that it had received the required approvals of the European Commission and the Korea Fair Trade Commission for the Offer.

On January 19, 2018, Elliott issued a press release, and posted on its website a letter to NXP shareholders, in which it outlined its rationale for its assertion that a “fair and reasonable” acquisition price for NXP would be in excess of $135.00 per Share.

On January 20, 2018, Mr. Mollenkopf and Mr. Clemmer met for dinner and discussed the status of the transactions and paths to closing the Offer.

On January 25, 2018, Elliott filed an amendment to its Schedule 13D disclosing that it beneficially owned approximately 4.8% of the outstanding Shares and had economic exposure comparable to 2.1% of the outstanding Shares pursuant to various notional principal amount derivative agreements.

On February 1, 2018, Elliott issued a press release, and posted on its website a letter to NXP shareholders, in which it announced that its economic interest in NXP had increased to approximately 7.2% and offered additional arguments to support its belief that a “fair and reasonable” acquisition price for NXP would be in excess of $135.00 per Share.

On February 3, 2018, representatives of management and financial advisors for Parent and NXP met to review NXP’s business lines with a focus on near-term outlook, its business momentum and its revenue pipeline. At that meeting, the participants discussed the possibility of Buyer increasing the Offer Consideration and the terms under which Buyer would be prepared to do so (the “February 3rd Discussion”).

On February 5, 2018, Mr. Huth informed the NXP Board that he had decided to recuse himself from any further deliberations regarding the transactions contemplated by the Purchase Agreement to avoid any appearance of an actual or potential conflict of interest resulting from his affiliation with KKR & Co. L.P., which had committed to provide financing to Broadcom Limited in connection with a potential acquisition of Qualcomm. Mr. Huth did not participate in any further deliberations regarding the transactions contemplated by the Purchase Agreement.

On February 6, 2018, Paul Weiss delivered an initial draft of the amendment (the “Initial Amendment”) to Skadden and on February 8, 2018, Skadden sent Paul Weiss a revised draft of the Initial Amendment.

On February 9, 2018, the NXP Board received an update from NXP’s management regarding the February 3rd Discussion and the Initial Amendment. The NXP Board agreed to reconvene the following day to further consider the Initial Amendment. On February 10, 2018, the NXP Board held a meeting to further discuss the February 3rd Discussion and the Initial Amendment. Members of NXP’s management, as well as representatives of Skadden and De Brauw, were also in attendance. After discussion, the NXP Board directed NXP’s management to communicate to Buyer that NXP would be amenable to a proposal similar to that set forth in the Initial Amendment, subject to reviewing Buyer’s proposed final terms, including with respect to price.

Between February 17, 2018 and February 19, 2018, representatives of Buyer, together with their financial and legal advisors, engaged in discussions with Elliott, other large shareholders of NXP, and their respective counsel, with respect to the amount of an increase in the Offer Consideration, the terms of the amendment to the Purchase Agreement and terms of Tender and Support Agreements that Elliott and the other shareholders would be expected to execute with Buyer.

On February 18, 2018, representatives from Elliott informed members of NXP’s management about these discussions.

On February 19, 2018, representatives of Buyer informed members of NXP’s management that they reached an agreement with Elliott and the other shareholders with respect to the amount of an increase in the Offer Consideration and, together with their financial and legal advisors, engaged in discussions with NXP and its counsel, with respect to the terms of the amendment to the Purchase Agreement.

Over the course of these conversations, Buyer agreed to increase the Offer Consideration to $127.50 per Share in cash, to amend the Minimum Condition to reduce the percentage threshold from 80% to 70%, and not to rescind or otherwise reduce any of the commitments that, as of the date of the Purchase Agreement Amendment, it has accepted or proposed to a governmental authority in connection with obtaining approvals under the HSR Act, EU Merger Regulation and the Other Required Antitrust Approvals (each as defined in the Purchase Agreement).

From February 19, 2018 to early in the morning of February 20, 2018, Paul Weiss and Skadden finalized the terms of the Purchase Agreement Amendment.

On February 19, 2018, the NXP Board held a meeting. Members of NXP’s management, as well as representatives of Skadden, De Brauw and Qatalyst were also present. Mr. Dierick and representatives of Skadden and De Brauw provided a summary of the proposed final terms of the Purchase Agreement Amendment. After due and careful discussion and consideration, the NXP Board unanimously (other than Mr. Huth, who had previously recused himself) (i) determined that, on the terms and subject to the conditions set forth in the Purchase Agreement Amendment (and the Tender and Support Agreements), the Purchase Agreement Amendment and the transactions contemplated thereby are in the best interests of the Company, its business and strategy and its shareholders, employees and other relevant stakeholders, (ii) approved the terms and conditions of the Purchase Agreement Amendment and the transactions contemplated thereby and the execution, delivery and performance of the Company’s obligations under the Purchase Agreement Amendment and (iii) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement Amendment to confirm its support of the Offer, and recommendation of the acceptance of the Offer by the shareholders of NXP.

During the early morning of February 20, 2018, Buyer and NXP executed the Purchase Agreement Amendment and Buyer entered into Tender and Support Agreements with nine NXP shareholders, including Elliott and Soroban Capital Partners LP, who collectively own more than 28% of the outstanding NXP Shares (excluding additional economic interests through derivatives), under which such NXP shareholders agreed, severally and not jointly to tender their Shares in the Offer. Later that morning, Parent issued a press release announcing execution of the Purchase Agreement Amendment, including the increase of the Offer Consideration to $127.50 per Share in cash.

For more information on the Purchase Agreement Amendment , see ‘(b) Arrangements between the Company, Parent and Buyer—Purchase Agreement’ in Item 3 of this Schedule 14D-9.”

The disclosure in Item 4 of the Schedule 14D-9 under the heading “(b) Background of the Purchase Agreement; Reasons for the Recommendation—Reasons for the Recommendation of the NXP Board—Minimum Condition; Terms of the Offer” is hereby amended and supplemented by adding the following sentence at the end of such paragraph:

“As a result of the Purchase Agreement Amendment, the Minimum Condition has been lowered to 70% of the outstanding Shares.”

The disclosure in Item 4 of the Schedule 14D-9 under the heading “(b) Background of the Purchase Agreement; Reasons for the Recommendation—Reasons for the Recommendation of the NXP Board” is hereby amended and supplemented by adding the following new paragraphs before the last paragraph of such section:

“In determining to enter into the Purchase Agreement Amendment and recommend that the shareholders of NXP accept the Offer and tender their Shares into the Offer, the NXP Board considered numerous factors in addition to those listed above, including the factors listed below, which are listed in no particular order of importance, each of which the NXP Board believed supported its determinations, in addition to those mentioned above in “ —Background of the Purchase Agreement—Reasons for the Recommendation of the NXP Board” in this Item 4:

Increased Offer Price Considerations

The NXP Board considered certain factors concerning the adequacy of the increased Offer Consideration, including, among other things:

•

Increased Offer Consideration. The NXP Board considered the relationship of the increased Offer Consideration to the historical market prices of the Shares, including that the increased Offer Consideration represents a premium of approximately 55% over the $82.24 closing price per Share on September 28, 2016, the last full trading day before the publication of press reports regarding a potential sale of the Company to Buyer and an approximately 51% premium over the unaffected average closing price per Share over the 20 trading days prior to and including September 28, 2016. The increased Offer Consideration represents a 15.9% premium over the original Offer Consideration of $110.00 per Share and an additional approximately $5.93 billion in additional cash value for NXP’s shareholders. The NXP Board also considered that it obtained Buyer’s best and final offer, and that, as of the date of the Purchase Agreement Amendment, the increased Offer Consideration of $127.50 per Share represented the highest per-Share consideration reasonably obtainable.

•	Shareholder Feedback. The NXP Board considered that certain of its large shareholders, representing over 28% of NXP’s issued and outstanding Shares (excluding economic interests through derivatives), were prepared to sign Tender and Support Agreements to, subject to the terms therein, tender their Shares into the Offer.

•	Stand-Alone Value. The NXP Board considered that, from the perspective of NXP’s shareholders, taking into account the shareholder value that the Company expects to create in the (near or mid-term) future, a stand-alone scenario would be less attractive than acceptance of the Offer.

•	Alternative Strategic Options. The NXP Board considered that, currently, there are no other alternative strategic options as attractive as the Offer.

Other Transactional Considerations

The NXP Board also considered a number of other considerations, including, among other things:

•	Likelihood of Consummation. The NXP Board also considered that the Offer would provide increased certainty to the Company and its stakeholders that the transaction would be consummated, taking into account the increased Offer Consideration, the lowering of the Minimum Condition from 80% to 70% of the outstanding Shares, Buyer’s commitment not to rescind or otherwise reduce any remedial actions it has accepted or proposed to a governmental authority in connection with obtaining approvals under the HSR Act, EU Merger Regulation and the Other Required Antitrust Approvals, and that several of NXP’s largest shareholders entered into Tender and Support Agreements with Buyer.

•	Minimum Condition. The NXP Board also considered that the lowering of the Minimum Condition from 80% to 70% of the outstanding Shares would not disproportionately harm any stakeholder’s interests including those of any non-tendering shareholders.

Other Stakeholder Considerations

The NXP Board considered relevant stakeholder considerations, including that the Offer is beneficial from a strategic viewpoint for the Company’s customers and employees.

Item 8.	Additional Information

The disclosure in Item 8 of the Schedule 14D-9 under the heading “(c) Annual Report on Form 20-F and Reports on Form 6-K” is hereby amended and supplemented by replacing the section, in its entirety, with the following:

“For additional information regarding the business and financial results of the Company, please see the following documents that have been filed by the Company with the SEC, each of which is incorporated herein by reference: (i) the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the SEC on March 3, 2017 (the “2016 Annual Report”); and (ii) the Company’s current reports on Form 6-K dated as of May 4, 2017, August 3, 2017, October 26, 2017, and February 8, 2018.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2018

NXP SEMICONDUCTORS N.V.

By:	/s/ Dr. Jean A.W. Schreurs
Dr. Jean A.W. Schreurs SVP and Chief Corporate Counsel